Exhibit 99.2

News Release

June 4, 2010

Cash Store Financial Announces Change in Year-End

EDMONTON, June 4, 2010 / CNW / — The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX: CSF), Canada’s largest alternative financial services company, announced today that it has changed its financial year-end from June 30 to September 30 to better synchronize its financial reporting with its business planning.

A Notice of Change in Year-End will be filed June 4, 2010 via SEDAR and will be accessible at www.sedar.com.

About Cash Store Financial

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates over 510 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and as a provider of other financial services to income-earning consumers who may not be able to obtain the services from traditional banks. Cash Store Financial provides a private-label debit card and a prepaid MasterCard, as well as other financial services, including bank accounts through its partnership with DC bank.

Cash Store Financial employs more than 1,900 associates and is headquartered in Edmonton, Alberta.

For further information on Cash Store Financial, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy L. Bland, Chief Financial Officer, (780) 732-5683

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.